Exhibit 99.1

Medigus Signs a Non-binding MOU for the License and Sale of the MUSE™ System in the Latin America Region for $4.5 Million

OMER, Israel, February 14, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced the signing of a $4,000,000 non-binding MOU agreement with L-1 Systems Ltd. for the licensing and sale of know-how and goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in the Latin America region. In addition, Medigus shall receive an additional payment of US$500,000 in consideration for support services to be provided during the first year following the execution of the definitive agreement.

Under the terms of the MOU, the parties will use commercially reasonable efforts to negotiate and execute the definitive agreement within one hundred and eighty (180) days of the date hereof.

If executed this will be the second engagement of the company regarding the commercialization and licensing of the MUSE™ system. The first agreement, was signed with Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.) for the know-how licensing and sale of goods for Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao in consideration for which Medigus is entitled to receive $3,000,000 subject to completion of certain milestones. Medigus strategy is to engage new partners through similar MUSE™ system licensing and sale agreements in additional territories worldwide.

The MUSE™ system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. The MOU described herein is non-binding and the definitive agreement may not be signed. The parties’ inability to reach a binding agreement may be caused by a myriad of factors, some outside the company’s control. Nothing in the description herein should be understood or construed as an announcement of a definitive agreement. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com